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                          May 22, 2024

       Jerel Banks, M.D., Ph.D.
       Chief Executive Officer
       Benitec Biopharma Inc.
       3940 Trust Way
       Hayward, CA 94545

                                                        Re: Benitec Biopharma
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 16, 2024
                                                            File No. 333-279439

       Dear Jerel Banks:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Louis Rambo, Esq.